Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2017 and December 31, 2016 and for the Three Months Ended March 31, 2017 and 2016

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three Months Ended March 31, 2017 and 2016 (in CHF)

		THREE MONTHS ENDED MARCH 31
	Note	2017	2016
Research and development		(5,981,419)	(6,140,175)
General and administrative		(1,425,491)	(1,222,032)
Operating loss		(7,406,910)	(7,362,207)
Interest income		31,297	10,885
Interest expense	4	(421,435)	(2,745)
Foreign currency exchange loss, net		(338,160)	(1,544,845)
Revaluation gain from derivative financial instruments	4, 5	233,123	—
Transaction costs	5	(506,234)	—
Loss before tax		(8,408,319)	(8,898,912)
Income tax gain	3	8,191	—
Net loss attributable to owners of the Company		(8,400,128)	(8,898,912)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0		227,827	(260,469)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		19,925	41,820
Other comprehensive income/(loss), net of taxes of CHF 0		247,752	(218,649)
Total comprehensive loss attributable to owners of the Company		(8,152,376)	(9,117,561)
Basic and diluted loss per share		(0.22)	(0.26)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of March 31, 2017 and December 31, 2016 (in CHF)

		MARCH 31, 2017	DECEMBER 31, 2016
	Note
ASSETS
Non-current assets
Property and equipment		336,350	369,294
Intangible assets		1,556,823	1,482,520
Other non-current financial assets		76,702	114,778
Total non-current assets		1,969,875	1,966,592

Current assets
Other receivables		371,451	296,531
Prepayments		877,280	952,595
Cash and cash equivalents		33,846,525	32,442,222
Total current assets		35,095,256	33,691,348

Total assets		37,065,131	35,657,940

EQUITY AND LIABILITIES
Equity
Share capital	5	17,731,881	13,731,881
Share premium		113,348,971	112,838,815
Foreign currency translation reserve		(63,619)	(83,544)
Accumulated deficit		(120,462,704)	(112,344,303)
Total shareholders' equity attributable to owners of the Company		10,554,529	14,142,849

Non-current liabilities
Loan	4	8,954,361	10,151,498
Derivative financial instruments	4,5	4,974,474	117,132
Employee benefits		1,895,110	2,092,434
Deferred tax liabilities	3	188,391	196,582
Total non-current liabilities		16,012,336	12,557,646

Current liabilities
Loan	4	3,295,145	2,212,706
Trade and other payables		2,094,386	1,837,997
Accrued expenses		5,108,735	4,906,742
Total current liabilites		10,498,266	8,957,445
Total liabilities		26,510,602	21,515,091
Total equity and liabilities		37,065,131	35,657,940

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of March 31, 2017 and 2016 (in CHF)

			ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL EQUITY
As of January 1, 2016		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912
Total comprehensive loss
Net loss		—	—	—	(8,898,912)	(8,898,912)
Other comprehensive income/(loss)		—	—	41,820	(260,469)	(218,649)
Total comprehensive income/(loss)		—	—	41,820	(9,159,381)	(9,117,561)
Transactions with owners of the Company
Share based payments	7	—	—	—	79,511	79,511
Issue of bonus shares	5	10,325	177,767	—	—	188,092
Balance at March 31, 2016	5	13,731,881	112,840,677	(22,001)	(90,658,603)	35,891,954
As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss		—	—		(8,400,128)	(8,400,128)
Other comprehensive income				19,925	227,827	247,752
Total comprehensive income/(loss)		—	—	19,925	(8,172,301)	(8,152,376)
Transactions with owners of the Company
Transaction costs	5	—	(397,685)	—	—	(397,685)
Share based payments	7	—	—	—	53,900	53,900
Capital increase	5	4,000,000	907,841	—	—	4,907,841
Balance at March 31, 2017	5	17,731,881	113,348,971	(63,619)	(120,276,042)	10,554,529

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Three Months Ended March 31, 2017 and 2016 (in CHF)

	Note	THREE MONTHS ENDED MARCH 31, 2017	THREE MONTHS ENDED MARCH 31, 2016
Cash flows from operating activities
Net loss		(8,400,128)	(8,898,912)
Adjustments for:
Depreciation		32,943	24,481
Unrealized foreign currency exchange loss, net		362,564	1,579,233
Net interest expense/(income)		383,263	(10,885)
Share based payments	7	53,900	79,511
Transaction costs		506,234	—
Employee benefits		30,502	32,151
Fair value derivative financial instruments		(233,121)	—
Deferred tax gain	3	(8,191)	—
		(7,272,034)	(7,194,421)

Changes in:
Other receivables		(36,844)	(24,220)
Prepayments		75,315	71,491
Trade and other payables		256,391	1,821
Accrued expenses		201,994	(172,825)

Net cash used in operating activities		(6,775,178)	(7,318,154)

Cash flows from investing activities
Purchase of intangible assets		(74,303)	—
Interest received		29,943	10,885
Net cash used in / from investing activities		(44,360)	10,885

Cash flows from financing activities
Proceeds from public offering	5	9,321,807	—
Transaction costs		(227,422)	—
Interests paid	4	(307,452)	—
Net cash from financing activities		8,786,933	—

Net increase/(decrease) in cash and cash equivalents		1,967,395	(7,307,269)
Cash and cash equivalents at beginning of the period		32,442,222	50,237,300
Net effect of currency translation on cash		(563,092)	(1,537,415)
Cash and cash equivalents at end of the period		33,846,525	41,392,616

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of March 31, 2017 and December 31, 2016 and for the Three Months Ended March 31, 2017 and 2016 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear and vestibular disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2016.

These condensed consolidated interim financial statements include all adjustments, that are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2016 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on May 9, 2017.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2016 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2017 reporting year. The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

3.	Taxation

The Group’s income tax expense recognized in the condensed consolidated statement of profit or loss is presented as follows:

	Three months ended March 31,
	2017	2016

Deferred income tax expense	—	—
Deferred income tax gain	8,191	—
Total income tax expense	8,191	—

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of March 31, 2017 and 2016 is presented as follows:

	March 31,	March31,
	2017	2016

Deferred Tax liabilities
Intangible assets	(338,493)	(327,637)
Hercules Loan & Warrant	(70,400)	—
Total	(408,893)	(327,637)
Deferred Tax assets
Net operating loss (NOL)	220,502	—
Total	220,502	—

Deferred Tax, net	(188,391)	(327,637)

4.	Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs.

Subsequent to initial recognition, the loan is measured at amortized cost using the effective interest method. Applying this method, the calculated value of the loan as of March 31, 2017 is CHF 12,249,506. Of the CHF 12,249,506, amortization payments due within the next 12 months in an amount of CHF 3,295,145 are reclassified as current liabilities.

In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,111 of its common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant is exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Sholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its fair value was deducted from the loan proceeds and accounted for separately as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and the changes in fair value are shown as profit or loss.

As of March 31, 2017, the fair value of the warrant amounts to CHF 82,380. Therefore, the fair value decreased by the amount of total CHF 325,800 (fair value as of July 19, 2016: CHF 408,180).

5.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2017	2016

As of January 1	34,329,704	34,303,891
Common shares issued for capital increase with a nominal value of CHF 0.40 each	10,000,000
Common shares issued for restricted share awards with a nominal value of CHF 0.40 each		25,813
Total, as of March 31	44,329,704	34,329,704

All shares have a nominal value of CHF 0.40 and are fully paid in. As of March 31, 2017, the nominal value of the 44,329,704 issued shares amounted to CHF 17,731,881.60 (as of December 31, 2016, the nominal value of 34,329,704 issued shares amounted to CHF 13,731,881.60).

Equity Offering on NASDAQ Global Market

On February 21, 2017, we completed a public offering (the “February 2017 Offering”) of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the February 2017 Offering were approximately CHF 9.1 million (US$ 9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by us. The Company had transaction costs amounting to CHF 903,920. The transactions costs were recorded as CHF 397,685 in equity for the issuance of the common shares and CHF 506,234 to transaction costs in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the Underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

Consequently, the Company issued warrants to purchase up to 7,945,000 of its common shares at an exercise price of US$1.20 per share. The warrants are exercisable during a five-year period beginning on date of issuance. The fair value calculation of the warrants is based on the Black-Sholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. If a warrant is exercised, the Company will receive variable proceeds because the Company’s functional currency is CHF and the exercise price is in USD, which results in the warrants being considered liability instruments. Therefore, the warrants were assigned fair values using the Black-Scholes model. The residual value was assigned to the common share sold along with each warrant in accordance with IAS 32 Financial instruments: presentation.

As of March 31, 2017, the fair value of the warrants amounts to CHF 4,892,094. The fair value decreased by CHF 198,369 since the initial recognition (fair value as of February 21, 2017: CHF 5,090,463).

Issue of common shares upon exercise of options

During the three months ended March 31, 2017, no options were exercised.

On January 7, 2016, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan as a compensation bonus for 2015. These shares vested upon grant and have a sales restriction for 3 years. The Company recorded a corresponding payroll charge of CHF 188,092 in 2015. As a result of the grant, the nominal share capital increased by CHF 10,325.

Controlled Equity Offering

On June 1, 2016, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$ 35 million through Cantor. Any common shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the first quarter of 2017, the Company did not offer or sell any common shares under the Sales Agreement.

6.	Employee benefits

	THREE MONTHS ENDED
	MARCH 31, 2017	MARCH 31, 2016
Salaries	1,063,009	808,410
Pension costs	92,410	84,779
Share based compensation expense	53,900	79,511
Other employee costs and social benefits	174,165	52,385
Total employee benefits	1,383,483	1,025,085

7.	Share based payments

Share based compensation expense of CHF 53,900 was recognized for the three months ended March 31, 2017 (for the three months ended March 31, 2016: CHF 79,511).

8.	Loss per share

	THREE MONTHS ENDED
	MARCH 31, 2017	MARCH 31, 2016
Loss attributable to owners of the Company	(8,400,128)	(8,898,912)
Weighted average number of shares outstanding	39,048,805	34,329,704
Basic and diluted loss per share	(0.22)	(0.26)

For the three months ended March 31, 2017 and March 31, 2016 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company has 987,560 options outstanding under its stock option plans, of which 103,320 are considered forfeited due to the termination of the beneficiaries’ employment relationships. The average number of options outstanding between January 1, 2017 and March 31, 2017 was 1,030,402 (629,010 for the period between January 1, 2016 and March 31, 2016).

9.	Events after the Reporting Period

On May 9, 2017 and April 24, 2017, respectively, the Company announced results from AMPACT 1 and AMPACT2 (AM-101 in the Post-Acute Treatment of Peripheral Tinnitus 1 and 2), two open-label extension studies of the Phase 3 TACTT2 and TACTT3 clinical trials, respectively. The AMPACT studies were conducted at the request of the US Food and Drug Administration (FDA) to generate safety data from chronic intermittent use of Keyzilen® for up to 12 months. Participation in the AMPACT studies was offered to individuals who had completed the TACTT2 and TACTT3 trials; they were given the choice to receive up to three treatment cycles with each cycle comprising three intratympanic administrations of Keyzilen®, followed by a treatment-free observation period of 12 weeks. A total of 257 TACTT2 participants rolled over into AMPACT1 and provided safety data; 228 of these patients provided exploratory efficacy data. A total of 485 TACTT3 participants rolled over into AMPACT2 and provided safety data; 422 of these patients provided exploratory efficacy data. At the time of enrollment into the AMPACT studies, all patients were in the post-acute stage, i.e. more than three months from tinnitus onset.

Both AMPACT1 and AMPACT2 confirmed the good safety profile of Keyzilen®. The primary safety endpoint was the incidence of clinically relevant hearing deterioration five weeks after the start of a treatment cycle. In line with the results from previous trials with Keyzilen®, such incidence was low, amounting to 6% and 8% in AMPACT1 and AMPACT2, respectively. During the course of the studies, the patients' hearing threshold at the average of 4, 6 and 8 kHz was essentially stable. In both studies, the vast majority of adverse events that were considered related to the study drug or treatment procedure were rated as either mild or moderate in intensity. Three and seven patients, respectively, experienced a total of four and eight non-fatal, serious adverse events, none of which was considered related to the study drug. Confirming previous data, 93% and 97%, respectively, of tympanic membranes were already closed at the time of the first follow-up visit.

Exploratory efficacy analyses collected in AMPACT1 show improvements in the TFI as well as other tinnitus metrics. The TFI decreased on average by 8.2 points (95% confidence interval 6.2 to 10.1; baseline of 42.7 points) to the last follow-up visit. The more treatment cycles the study participants received, the larger the reduction in the TFI was; the difference between three cycles and one cycle reached statistical significance. Similar results were achieved on subjective tinnitus loudness and tinnitus annoyance. In addition, 41% of AMPACT1 participants achieved a reduction in their tinnitus severity (extreme-severe-moderate-mild-none) by at least one grade and 28% reported that their tinnitus severity had improved “much” or “very much” compared to baseline.

Exploratory efficacy analyses collected in AMPACT2 show improvements in the TFI that were more pronounced for Stratum A patients (originally enrolled in TACTT3 during the acute stage; i.e. up to three months from onset) compared to Stratum B patients (originally enrolled during the post-acute stage). For Stratum A patients, the TFI decreased on average by 7.6 points (95% confidence interval 5.5 to 9.6; baseline of 40.3 points) to the last follow-up visit. For Stratum B patients, the TFI decreased on average by 3.5 points (1.4 to 5.6; baseline of 42.3 points) when enrolled in TACTT3 between three and six months from onset and by 2.5 points (-1.1 to 6.1; baseline of 45.3 points) when enrolled in TACTT3 between six and 12 months from onset. Efficacy outcomes from AMPACT1 and AMPACT2 are of exploratory nature and should be interpreted in conjunction with the design of the preceding TACTT1 and TACTT2 trials and their respective outcomes.